UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

TURTLE BEACH CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

900450 206

(CUSIP Number)

John T. Hanson

Turtle Beach Corporation

11011 Via Frontera, Suite A/B

San Diego, California 92127

(914) 345-2255

Copy to:

Gregory A. Schernecke

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Tel: (215) 994-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

1.	Name of reporting person SG VTB Holdings, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,172,282*
	8.	Shared voting power 0
	9.	Sole dispositive power 5,172,282*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,172,282*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.9%**
14.	Type of reporting person (see instructions) OO (Limited Liability Company)

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 251,977*
	8.	Shared voting power 0
	9.	Sole dispositive power 251,977*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 251,977*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 251,977*
	8.	Shared voting power 0
	9.	Sole dispositive power 251,977*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 251,977*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Michael Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,999*
	8.	Shared voting power 0
	9.	Sole dispositive power 8,999*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,999*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Amie Rowe
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 8,999*
	8.	Shared voting power 0
	9.	Sole dispositive power 8,999*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 8,999*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.1%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Carmine Bonanno
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 56,000*
	8.	Shared voting power 0
	9.	Sole dispositive power 56,000*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 56,000*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.4%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Frederick Romano
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 185,542*
	8.	Shared voting power 0
	9.	Sole dispositive power 185,542*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 185,542*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.4%**
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Doornink Revocable Living Trust, dated December 17, 1996, as amended
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization California
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 455,607*
	8.	Shared voting power 0
	9.	Sole dispositive power 455,607*
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 455,607*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 3.3%**
14.	Type of reporting person (see instructions) OO (Trust)

*	See Items 2, 4 and 5.
**	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

1.	Name of reporting person Kenneth A. Fox
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 5,172,282*
	8.	Shared voting power 0
	9.	Sole dispositive power 5,172,282**
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 5,172,282*
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 35.9%***
14.	Type of reporting person (see instructions) IN

*	See Items 2, 4 and 5.
**	See Items 2 and 5. Kenneth A. Fox is the sole manager of SG VTB (as defined herein) and has voting and investment control over the securities held by SG VTB. As such, Mr. Fox may be deemed to have beneficial ownership of the Issuer Common Shares (as defined herein) owned by SG VTB. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Fox that he is the beneficial owner of any of the Issuer Common Shares owned by SG VTB for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
***	Based on 13,654,150 Issuer Common Shares (as defined herein) outstanding, comprised of (i) 12,437,007 shares outstanding as of April 18, 2018 as set forth in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 30, 2018 and (ii) 1,307,143 shares issued on April 26, 2018 as set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 27, 2018.

Explanatory Note

As further described herein, including Item 4 below, the purpose of this Amendment No. 4 (this “Amendment”) is to (i) update the ownership of Carmine Bonanno, Frederick Romano and the Group (as defined below) in connection with certain open market sales of Issuer Common Shares (as defined below) by Messrs. Bonanno and Romano and (ii) report the automatic termination of the Group pursuant to the terms of the Stockholder Agreement, effective April 11, 2018. Accordingly, this Amendment No. 4 constitutes an exit filing for the Reporting Persons (in their capacity as a Group) as the Reporting Persons no longer represent a “group” as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

All share amounts reported herein give effect to the Issuer’s 1-for-4 reverse stock split effected on April 6, 2018.

Item 1.	Security and Issuer

This Amendment amends and supplements the statement on Schedule 13D (as amended, the “Schedule 13D”) filed with the Securities and Exchange Commission (“SEC”) on January 27, 2014, as amended May 22, 2014 (“Amendment No. 1”), February 23, 2016 (“Amendment No. 2”) and May 26, 2017 (“Amendment No. 3”), and relates to the common shares, par value $0.001 per share (the “Issuer Common Shares”), of Turtle Beach Corporation, a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 11011 Via Frontera, Suite A/B, San Diego, California 92127. This Amendment No. 4 amends Items 4, 5 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 4 have the meanings set forth in the Schedule 13D.

1. The final two paragraphs of Item 4 of the Schedule 13D are hereby amended, restated and replaced in its entirety with the following:

Item 4.	Purpose of Transaction

The transactions giving rise to the filing of this Amendment were the sales of Issuer Common Shares by each of Carmine Bonanno and Frederick Romano in open market transactions at prevailing market prices. As a result of such transactions, each of Carmine Bonanno and Frederick Romano decreased their beneficial ownership of Issuer Common Shares as set forth in more detail in Item 5 of this Amendment.

Further, as a result of such open market transactions and other issuances of common stock by the Issuer to its non-employee directors in April 2018, the aggregate beneficial ownership of the Group fell below 50.1% and, accordingly, the Group was automatically terminated pursuant to the terms of the Stockholder Agreement.

The Reporting Persons understand that the Issuer’s Board of Directors may, consistent with their fiduciary duties to the Issuer and its stockholders, explore ways to raise capital, including possibly through the issuance of additional debt or equity, or pursue an extraordinary corporate transaction, such as a reorganization. Each Reporting Person that owns Issuer Common Shares assesses the Issuer’s business, financial condition, and results of operations as well as economic conditions and securities markets in general and those for the Issuer’s shares in particular. Depending on such assessments, one or all of such Reporting Persons may acquire additional shares or may sell or otherwise dispose of all or some of the shares of their Issuer Common Shares, subject to the provisions of the Stockholder Agreement. Each Reporting Person may also consider participating in any proposal to raise capital or reorganize the Issuer that the Issuer may propose or pursue in the future. Such actions will depend on a variety of factors, including current and anticipated trading prices for common stock, alternative investment opportunities, the terms of any such proposals, and general economic, financial market and industry conditions.

2. Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 5.	Interest in Securities of the Issuer

(a) and (b) The information contained on the cover pages to this Amendment and the information set forth or incorporated in Items 2, 3, 4 and 6 of the Schedule 13D (as amended hereby) are incorporated herein by reference.

As discussed in Item 6 of the Schedule 13D, the Reporting Persons (collectively, the “Group”) previously agreed to aggregate their voting power with respect to the election of directors of the Issuer designated by SG VTB Holdings, LLC (“SG VTB”) pursuant to the terms of that certain Stockholder Agreement, by and among the Issuer and the Reporting Persons, dated as of August 5, 2013 (as amended, the “Stockholder Agreement”). As a result of the Stockholder Agreement, SG VTB and Mr. Fox (in his capacity as the sole manager of SG VTB) may have been deemed to have beneficial ownership (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) of, and shared power to vote or direct the vote of, Issuer Common Shares beneficially owned by the other Reporting Persons in the Group. However, notwithstanding the foregoing, each Reporting Person retained (and retains) the sole dispositive power with respect to the shares beneficially owned by such Reporting Person, subject to the terms of the Stockholder Agreement.

SG VTB beneficially owns 5,172,282 Issuer Common Shares, which amount includes 4,484,708 Issuer Common Shares and warrants exercisable for 687,574 Issuer Common Shares, and retains sole dispositive power over such shares. Such shares constitute approximately 35.9% of the outstanding Issuer Common Shares on a beneficial ownership basis. Kenneth A. Fox is the sole manager of SG VTB. Due to his relationship to SG VTB, Mr. Fox may be deemed to have voting and investment power with respect to the Issuer Common Shares that SG VTB beneficially owns. As such, Mr. Fox may be deemed to have beneficial ownership over such Issuer Common Shares. Mr. Fox, however, disclaims beneficial ownership of such Issuer Common Shares.

The Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012, beneficially owns 251,977 Issuer Common Shares and retains sole dispositive and voting power over such shares. Such shares constitute approximately 1.8% of the outstanding Issuer Common Shares.

The Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012, beneficially owns 251,977 Issuer Common Shares and retains sole dispositive and voting power over such shares. Such shares constitute approximately 1.8% of the outstanding Issuer Common Shares.

Michael Rowe beneficially owns 8,999 Issuer Common Shares and retains sole dispositive and voting power over such shares. Such shares constitute less than 0.1% of the outstanding Issuer Common Shares.

Amie Rowe beneficially owns 8,999 Issuer Common Shares and retains sole dispositive and voting power over such shares. Such shares constitute less than 0.1% of the outstanding Issuer Common Shares.

Carmine Bonanno beneficially owns 56,000 Issuer Common Shares and retains sole dispositive and voting power over such shares. Such shares constitute approximately 0.4% of the outstanding Issuer Common Shares.

Frederick Romano beneficially owns 185,542 Issuer Common Shares and retains sole dispositive and voting power over such shares. Such shares constitute approximately 1.4% of the outstanding Issuer Common Shares.

The Doornink Revocable Living Trust, dated December 17, 1996, as amended, beneficially owns 455,607 Issuer Common Shares, which amount includes 379,009 Issuer Common Shares and warrants exercisable for 76,598 Issuer Common Shares, and retains sole dispositive and voting power over such shares. Such shares constitute approximately 3.3% of the outstanding Issuer Common Shares.

(c) The transactions effected by the Reporting Persons in respect of Issuer Common Shares during the past 60 days are set forth on Schedule I, attached hereto.

(d) Not applicable.

(e) Not applicable.

3. Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description of Exhibit

1.	Joint Filing Agreement, by and among SG VTB Holdings, LLC, Ronald Doornink 2012 Irrevocable Trust, dated November 30, 2012, Martha M. Doornink 2012 Irrevocable Trust, dated November 30, 2012, Michael Rowe, Amie Rowe, Carmine Bonanno, Frederick Romano, Doornink Revocable Living Trust, dated December 17, 1996, as amended, and Kenneth A. Fox, dated as of January 27, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed on January 27, 2014 by the Reporting Persons).

2.	Agreement and Plan of Merger dated August 5, 2013, among Turtle Beach Corporation, Paris Acquisition Corp. and VTB Holdings, Inc. (incorporated by reference to Exhibit 2.1 to Turtle Beach Corporation’s Current Report on Form 8-K filed on August 5, 2013).

3.	Stockholder Agreement, by and among Turtle Beach Corporation and the Reporting Persons, dated as of August 5, 2013 (incorporated by reference to Exhibit 99.1 to Turtle Beach Corporation’s Current Report on Form 8-K filed on August 5, 2013).

4.	Amendment No. 1 to the Stockholder Agreement, dated July 10, 2014, by and among the Issuer and the Extending Shareholders (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on July 10, 2014).

5.	Warrant, issued to SG VTB Holdings, LLC, dated July 22, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on July 23, 2015).

6.	Warrant, issued to Doornink Revocable Living Trust, originally executed December 17, 1996, as amended and restated August 6, 2013, dated July 22, 2015 (incorporated by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on July 23, 2015).

7.	Warrant, issued to SG VTB Holdings, LLC, dated November 16, 2015 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on November 20, 2015).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SG VTB HOLDINGS, LLC

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox
Title:	Manager

RONALD DOORNINK 2012 IRREVOCABLE TRUST, DATED NOVEMBER 30, 2012

By:	/s/ Lonn Selbst
Trustee:	The Goldman Sachs Trust Company of Delaware
Name:	Lonn Selbst
Title:	Vice President

MARTHA M. DOORNINK 2012 IRREVOCABLE TRUST, DATED NOVEMBER 30, 2012

By:	/s/ Lonn Selbst
Trustee:	The Goldman Sachs Trust Company of Delaware
Name:	Lonn Selbst
Title:	Vice President

By:	/s/ Michael Rowe
Name:	Michael Rowe

By:	/s/ Amie Rowe
Name:	Amie Rowe

By:	/s/ Carmine Bonanno
Name:	Carmine Bonanno

By:	/s/ Frederick Romano
Name:	Frederick Romano

DOORNINK REVOCABLE LIVING TRUST, DATED DECEMBER 17, 1996, AS AMENDED

By:	/s/ Ronald Doornink /s/ Martha Doornink
Name:	Ronald Doornink and Martha Doornink
Title:	Co-Trustees

By:	/s/ Kenneth A. Fox
Name:	Kenneth A. Fox

Dated: May 8, 2018

SCHEDULE 1

Transactions of the Reporting Persons during the Past 60 Days

The following sale transactions were effected by the Reporting Persons in open market transactions at prevailing markets prices. All transactions were in respect of Issuer Common Shares, and all prices reported are weighted average sale prices for Issuer Common Shares sold in multiple transactions.

Reporting Person	Transaction Date	Price Per Share	Number of Shares
Frederick J. Romano	2018-04-09	$3.46	45,210
Frederick J. Romano	2018-04-10	$3.42	99,852
Carmine J. Bonanno	2018-04-13	$4.18	7,500
Carmine J. Bonanno	2018-04-16	$4.43	2,500
Frederick J. Romano	2018-04-16	$4.68	167,521
Frederick J. Romano	2018-04-17	$4.55	152,607
Frederick J. Romano	2018-04-23	$4.77	53,664
Frederick J. Romano	2018-04-26	$5.20	153,977
Carmine J. Bonanno	2018-04-26	$5.13	5,000
Carmine J. Bonanno	2018-04-27	$5.43	5,000
Carmine J. Bonanno	2018-04-30	$5.37	5,000
Carmine J. Bonanno	2018-05-01	$5.60	2,000